Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

SV Holdco, LLC:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-121940, 333-102765, 333-102764, and 333-85194) and on Form S-3 (No. 333-167383) of Carmike Cinemas, Inc. and subsidiaries of our report dated August 12, 2010, with respect to the consolidated balance sheet of Technicolor Cinema Advertising, LLC and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended, which report appears in the Form 8-K of Carmike Cinemas, Inc. dated December 21, 2010.

New York, New York

December 21, 2010